April 27, 2026

Rick Wessel
Chief Executive Officer
FirstCash Holdings, Inc.
1600 West 7th Street
Fort Worth, TX 76102

       Re: FirstCash Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 13, 2026
           File No. 001-10960
Dear Rick Wessel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Kyle Healy